SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING





FORM 11-K
For the Period Ending                 Commission File Number
 December 31, 1997                            1-13536




                           PART I
                   REGISTRANT INFORMATION

Full name of Registrant:Executive Deferred Compensation Plan of
             Federated Department Stores, Inc.
                   7 West Seventh Street
                  Cincinnati, Ohio  45202
                       (513) 579-7000



                           PART II
                   RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The  reasons described in reasonable detail in  Part
         III of this form could not be eliminated without unreasonable effort or expense;

 X   (b) The subject annual report on Form 11-K will  be
         filed on or before the 15th calendar day following the prescribed due date.



                          PART III
                          NARRATIVE

       The required financial information has not yet been fully compiled.



                           PART IV
                      OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Padma   Tatta  Cariappa             (513)        579-7573
             (Name)                    (Area Code) (Telephone Number)

      (2)   Have  all other periodic reports required  under
Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  X Yes    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    Yes  X No



      The  Executive Deferred Compensation Plan of Federated
Department Stores, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998        By:  /s/ Ronald W. Tysoe
                                  Ronald W. Tysoe, Member
                                  Pension and Profit Sharing Committee
                                  Federated Department Stores, Inc.